

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 29, 2017

Marcy D. Mutch
Executive Vice President and Chief Financial Officer
First Interstate Bancsystem Inc.
401 North 31st Street
Billings, MT 59116

> **Re:** **First Interstate Bancsystem Inc.**
> **Registration Statement on Form S-3**
> **Filed September 25, 2017**
> **File No. 333-220594**

Dear Ms. Mutch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Scott A. Berdan, Esq.